SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

August 22, 2013

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period July 9, 2013 to August 22, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	August 22, 2013

To:	Market Announcements Office
Australian Securities Exchange

Public Announcement 2013 – 24AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

/s/ Stephen Foster

Stephen Foster
Company Secretary

8 August 2013

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John BEVAN

Date of last notice	21 February 2013

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

684,146 fully paid ordinary shares held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

50,506 fully paid ordinary shares held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

Date of change	8 August 2013

No. of securities held prior to change	See above

Class	Fully paid ordinary shares

Number acquired	109,515

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Refer to description in Nature of Change below

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change

684,146 fully paid ordinary shares held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

50,506 fully paid ordinary shares held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

109,515 fully paid ordinary shares held by John Bevan

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	312,900 Performance Rights in Alumina Limited granted to John Bevan under the Alumina Limited Long Term Incentive Plan were performance tested under the Plan (in two tranches) and, as a result, 109,515 of those Performance Rights vested, resulting in 109,515 fully paid ordinary shares in Alumina Limited being transferred to Mr Bevan for no consideration. Under the performance tests against total shareholder returns of companies in:

(i) the Standard & Poor’s Global Meals & Mining International Group, Alumina’s TSR ranking was at the 60th percentile, such that 70% of the Performance Rights in the relevant tranche vested; and

(ii) the ASX 200 comparator group, Alumina’s TSR ranking was less than the 50th percentile, such that no Performance Rights in the relevant tranche vested.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Performance Rights granted under Alumina Long Term Incentive Plan

Nature of interest	Performance Rights granted under Alumina Long Term Incentive Plan

Name of registered holder (if issued securities)	N/A

Date of change	8 August 2013

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	1,665,700 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

Appendix 3Y

Change of Director’s Interest Notice

Interest acquired	Nil

Interest disposed	109,515 Performance Rights were subject to testing under the Alumina Long Term Incentive Plan and met the applicable performance hurdle for vesting, resulting in fully paid ordinary shares being transferred in satisfaction of those Performance Rights, which have ceased to exist.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Fully paid ordinary shares were transferred in satisfaction of the Performance Rights that vested.

Interest after change	1,556,185 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

To:	Market Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 25AWC

Attached are the following documents in relation to Alumina Limited’s Half Year Results for the six months ended 30 June 2013

•	Public Announcement

•	June 2013 Half-Yearly ASX Report

•	AWAC File

For investor enquiries:	For media enquiries:
Ben Pitt Investor Relations Manager Phone: +61 3 8699 2609 ben.pitt@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.

/s/ Stephen Foster

Stephen Foster
Company Secretary

22 August 2013

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

ALUMINA LIMITED

Alumina Limited 2013 Half Year Result

Alumina Limited’s financial performance improved

•	Alumina Limited’s Net loss after tax reduced to $2.4 million, compared to loss of $51.8 million in 2H 2012 and $3.8 million loss in 1H 2012

•	Net loss includes charges for significant items of $43 million[1]

Alumina Limited’s balance sheet strengthened and ongoing focus on cash conservation

•	Gearing reduced to 6.3% at 30 June 2013 from 20.1% at 31 December 2012

•	No interim dividend declared

Higher margins, lower cost base and improved cash flow for AWAC

•	EBITDA $229.8 million, up 43% compared to 1H 2012 after significant items

•	AWAC alumina EBITDA margin[2] $45 per tonne produced, compared to $33 per tonne for 1H 2012

•	Cash cost of alumina production per tonne down 4.2% compared to 1H 2012

•	Free cash flow $236.2 million, compared to ($11.6) million in 1H 2012, mainly reflecting improved operating performance and working capital management

Conversion to spot or alumina indexed based pricing delivering benefits

•	Continued pricing transition with 53% of third party smelter grade alumina shipments in 1H 2013 priced on spot or alumina indexed basis, compared to 34% for the prior corresponding period

AWAC’s major projects being delivered:

•	Ma’aden due to come on stream in 4Q 2014, refinery approx. 60% complete and mine approx. 20% complete

•	Relocation of Huntly crushers in WA progressing well

Outlook

•	Market conditions for aluminium and alumina remain challenging

•	Significant financial benefit from stronger US$

•	Continued focus by AWAC on achieving productivity and supply chain improvements

Alumina Limited Key Financials

	1H 13 US$m	2H 12 US$m	1H 12 US$m
Net loss after tax	(2.4)	(51.8)	(3.8)
Equity share of AWAC embedded derivatives	(4.8)	2.9	(9.3)
Underlying earnings[3]	(7.2)	(48.9)	(13.1)
Legal matters of Associate included in underlying loss[4]	30.0	16.0	18.0
Net Debt	197	664	602
Gearing (%)[5]	6.3%	20.1%	18.3%

AWAC Key Financials (US GAAP)

	1H 13 US$m	2H 12 US$m	1H 12 US$m
Total Revenue	2,964.9	2,879.4	2,935.9
Loss before tax	(7.5)	(67.4)	(78.2)
Income tax	(18.7)	62.6	(8.9)
Net loss after tax	(26.2)	(4.8)	(87.1)

EBITDA[6]	229.8	175.0	160.5
Free cash flow [7]	236.2	(121.8)	(11.6)
Dividends paid/payable	125	50	165

Alumina Limited Chief Executive Officer, John Bevan, said, “While Alumina Limited’s headline numbers show only a small improvement, this masks the much stronger operating results of AWAC which recorded a significant increase in EBITDA and free cash flow generation.

“Strong cost control and continuing productivity improvements from the AWAC joint venture have resulted in the fourth consecutive quarter of improved EBITDA margin per tonne of alumina produced.

“AWAC’s strategic initiatives to continue to lift margins are on track. During the half AWAC passed the milestone of having more than half of its third party sales based on a spot or indexed based price and this is delivering tangible benefits to its bottom line.

“The relocation of the crushers at the Huntly mine in Western Australia and the new Ma’aden refinery and mine are progressing well. These initiatives are expected to further improve AWAC’s operating cost profile.

“The outlook for aluminium and alumina pricing remains tough but the recent strengthening of the US dollar against the Australian dollar and Brazilian Reais provides a welcome tailwind after a long period of sustained weakness”.

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

Market Prices

	1H 13	2H 12	1H 12
Average AUD/USD	1.01	1.04	1.03
Average 3 month LME aluminium price US$ per tonne[8]	1,955	1,985	2,122
Average alumina spot price[9] US$ per tonne	333	321	316

AWAC Production and Shipments

	1H 13	2H 12	1H 12
Alumina production	7.8mt	7.8mt	7.8mt
Aluminium production	174kt	180kt	178kt
Alumina shipments	8.0mt	7.9mt	7.7mt

Definitions and notes

1.	Significant items include: $30m Alba legal matter and $13m Anglesea maintenance.
2.	Adjusted EBITDA/MT from Alcoa Inc’s alumina segment (source: Alcoa Inc 2Q 2013 Results slide pack). Alcoa Inc alumina segment is predominately AWAC operations, of which Alumina Limited owns 40%
3.	Underlying earnings are calculated by excluding the impact of fair value movements for embedded derivatives contained in AWAC energy contracts that are linked to the LME price of aluminium. Calculation of underlying earnings is undertaken on a consistent basis with previous periods.
4.	Alba Civil Settlement and Government Investigations are legal matters that commenced in February 2008 and are reflected in AWAC’s performance as Alcoa Inc makes progress in resolving these matters. Inclusion of this matter in AWAC’s performance has negatively impacted the Company’s result over a number of reporting periods. Refer to Note 11 of the 4D for further details.
5.	Calculated as (debt - cash) / (debt + equity).
6.	Earnings before interest, tax, depreciation and amortisation consistent with previous periods.
7.	Free cash flow defined as cash from operations less capital expenditure.
8.	Pricing data sourced from Thomson Reuters.
9.	Based on Platts index, FOB Australia average.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.

Investor Contact:		Media Contact:

Chris Thiris, CFO	Ben Pitt, IR Manager	Nerida Mossop
+613 8699 2607	+613 8699 2609	+613 9600 1979 / +61 437 361 433

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

ASX HALF-YEAR REPORT

ALUMINA LIMITED

ABN 85 004 820 419

30 June 2013

Lodged with the ASX under Listing Rule 4.2A.

This information should be read in conjunction with the 31 December 2012 Annual Report.

Contents

Results for Announcement to the Market

Half-Year Report

Supplementary Appendix 4D Information

This half-year report covers the consolidated entity consisting of Alumina Limited and it’s controlled entities. The financial statements are presented in United States dollars (unless otherwise stated).

Alumina Limited results are presented in US dollars

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

Results for Announcement to the Market

		Change	US$ million
Net loss from ordinary activities after tax attributable to members of Alumina Limited	Down	37%	2.4
Net loss for the period attributable to members of Alumina Limited (Refer Note below)	Down	37%	2.4

Dividends

	Amount per share US cents	Franked amount per share US cents
Final dividend (prior year)	Nil	n/a
Interim dividend	Nil	n/a

Note on Underlying Earnings within net profit/(loss) for the period

The underlying earnings reconciliation is provided to enhance an understanding of the performance of the underlying operations during the reporting period. Calculation of the underlying earnings is undertaken on a consistent basis with previous years.

Some AWAC long term purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. This results in an embedded derivative. The Company’s equity share in the fair value movement of embedded derivatives is included in the calculation of the loss for the period. This is a non-cash entry and does not relate to operations during the reporting period, and accordingly is removed from the net loss after tax to arrive at the underlying earnings.

The impact of this item in the Company’s result for the six months to 30 June 2013 has been to decrease the net loss after tax by US$4.8 million (1H 2012: US$9.3 million) as shown in the following table. Net loss after tax before this item is referred to in the Directors’ Report as the ‘Underlying Earnings’.

	Six months ended 30 June 2013 US$ million	Six months ended 31 Dec 2012 US$ million	Six months ended 30 June 2012 US$ million
Net loss for the period, after tax	(2.4)	(51.8)	(3.8)
Non-operating non-cash items:
Equity share of AWAC embedded derivatives	(4.8)	2.9	(9.3)
Equity share of AWAC retirement benefit obligations[1]	—	—	—

Underlying loss for the period, after tax	(7.2)	(48.9)	(13.1)

Legal matters of Associate included in underlying loss[2]	30.0	16.0	18.0

[1]	Refer to Changes in accounting policy on page 9.
[2]

Alba Civil Settlement and Government Investigations are legal matters that commenced in February 2008 and are reflected in AWAC’s performance as Alcoa Inc makes progress in resolving these matters. Inclusion of this matter in AWAC’s performance has negatively impacted the Company’s result over a number of reporting periods. Refer to Note 11 for further details.

This half-yearly report should be read in conjunction with the most recent annual financial report.

11

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

Directors’ Report

The Directors of Alumina Limited present their report on the consolidated entity consisting of Alumina Limited and the entities it controlled (the “Group”) at the end of, or during, the half-year ended 30 June 2013.

DIRECTORS

The following persons were directors of Alumina Limited during the whole of the half-year and up to the date of this report, unless otherwise indicated:

Non-executive

G J Pizzey (Chairman)

P A F Hay

E R Stein

P C Wasow

C Zeng (appointed 15 March 2013)

Executive

J Bevan (Chief Executive Officer)

PRINCIPAL ACTIVITIES

The principal activities of the Group relate to its 40 per cent interest in the series of operating entities forming Alcoa World Alumina and Chemicals (“AWAC”). AWAC has interests in bauxite mining, alumina refining, and aluminium smelting. There have been no significant changes in the nature of these activities.

REVIEW OF OPERATIONS

The half-year financial results of Alumina Limited include the half-year result of AWAC and associated corporate activities.

The Group’s half-year net loss attributable to members of Alumina Limited was US$2.4 million (1H 2012: US$3.8 million loss).

The Group’s underlining earnings for the half-year ended 30 June 2013 was a loss of US$7.2 million (1H 2012: US$13.1 million loss). For further information on the operations of the Group during the half-year ended 30 June 2013 and the results of these operations (including the calculation of underlining earnings), refer to pages 19-24.

AUDITOR’S INDEPENDENCE DECLARATION

A copy of the Auditor’s independence declaration as required under section 307C of the Corporations Act is set out on page 4.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100, relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, except where otherwise required.

This Report is made in accordance with a resolution of directors.

John Bevan

Director

Melbourne

22 August 2013

12

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

Auditor’s Independence Declaration

As lead auditor for the review of Alumina Limited for the half-year ended 30 June 2013, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

Nadia Carlin
Partner	Melbourne
PricewaterhouseCoopers	22 August 2013

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

13

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	Half-Year ended 30 June 2013 US$ million	Half-Year ended 31 Dec 2012 US$ million	Half-Year ended 30 June 2012 US$ million
Revenue from continuing operations	0.2	—	0.1
General and administrative expenses	(7.6)	(9.9)	(9.1)
Change in fair value of derivatives/foreign exchange gains/(losses)	1.2	(0.1)	0.7
Finance costs	(11.5)	(15.7)	(13.7)
Share of net profit/(loss) of associates accounted for using the equity method	15.3	(26.1)	18.6

Loss before income tax	(2.4)	(51.8)	(3.4)
Income tax expense from continuing operations	—	—	(0.4)

Loss for the half-year	(2.4)	(51.8)	(3.8)

Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Share of reserve movements accounted for using the equity method	(0.3)	5.0	(5.9)
Foreign exchange translation difference	(229.1)	25.7	(115.6)
Items that will not be reclassified to profit or loss
Remeasurements of retirement benefit obligations accounted for using the equity method	36.0	4.3	(10.8)

Other comprehensive (loss)/income for the half-year, net of tax	(193.4)	35.0	(132.3)

Total comprehensive loss for the half-year attributable to the owners of Alumina Limited	(195.8)	(16.8)	(136.1)

Earnings per share (EPS)

	Half-Year ended 30 June 2013 US cents	Half-Year ended 31 Dec 2012 US cents	Half-Year ended 30 June 2012 US cents
Basic EPS	Negative 0.1	Negative 2.1	Negative 0.2
Diluted EPS	Negative 0.1	Negative 2.1	Negative 0.2

14

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

Consolidated Statement of Financial Position

	30 June 2013 US$ million	31 December 2012 US$ million	30 June 2012 US$ million
Current Assets
Cash and cash equivalents	23.8	10.1	38.5
Receivables	25.0	0.1	0.1
Other assets	3.4	4.9	4.6

Total current assets	52.2	15.1	43.2

Non-current Assets
Investments accounted for using the equity method	3,076.8	3,296.1	3,250.9
Property, plant and equipment	0.2	0.2	0.3

Total non-current assets	3,077.0	3,296.3	3,251.2

Total assets	3,129.2	3,311.4	3,294.4

Current Liabilities
Payables	1.5	2.7	2.6
Interest bearing liabilities	116.1	52.0	52.1
Derivative financial instruments	6.6	4.6	4.3
Provisions	0.2	0.3	0.3
Other liabilities	0.3	0.2	0.8

Total current liabilities	124.7	59.8	60.1

Non-current Liabilities
Interest bearing liabilities	104.9	622.5	588.8
Provisions	0.5	0.6	0.5

Total non-current liabilities	105.4	623.1	589.3

Total liabilities	230.1	682.9	649.4

Net assets	2,899.1	2,628.5	2,645.0

Equity
Contributed equity	2,620.0	2,154.1	2,154.1
Treasury shares	(1.5)	(1.5)	(1.5)
Reserves:
- Group	(484.2)	(255.6)	(281.6)
- Associates	32.3	(3.4)	(8.4)
Retained profits:
- Group	938.5	902.3	903.4
- Associates	(206.0)	(167.4)	(121.0)

Total equity	2,899.1	2,628.5	2,645.0

15

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

Consolidated Statement of Changes in Equity

	Contributed Equity[1] US$ million	Reserves US$ million	Retained Profits US$ million	Total US$ million

Balance as at 1 January 2012	2,152.6	(168.8)	870.2	2,854.0
Loss for the half-year	—	—	(3.8)	(3.8)
Other comprehensive loss for the half-year	—	(121.5)	(10.8)	(132.3)
Transactions with owners in their capacity as owners:
Dividends declared	—	—	(73.2)	(73.2)
Movement in share based payments reserve	—	0.3	—	0.3

Balance at 30 June 2012	2,152.6	(290.0)	782.4	2,645.0

Balance as at 1 July 2012	2,152.6	(290.0)	782.4	2,645.0
Loss for the half-year	—	—	(51.8)	(51.8)
Other comprehensive income for the half-year	—	30.7	4.3	35.0
Transactions with owners in their capacity as owners:
Movement in share based payments reserve	—	0.3	—	0.3

Balance at 31 December 2012	2,152.6	(259.0)	734.9	2,628.5

Balance as at 1 January 2013	2,152.6	(259.0)	734.9	2,628.5
Loss for the half-year	—	—	(2.4)	(2.4)
Other comprehensive income for the half-year	—	(193.4)	—	(193.4)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs after tax	465.9	—	—	465.9
Movement in share based payments reserve	—	0.5	—	0.5

Balance at 30 June 2013	2,618.5	(451.9)	732.5	2,899.1

[1]	Treasury shares have been deducted from contributed equity.

16

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

Consolidated Statement of Cash Flows

	Half-Year ended 30 June 2013 US$ million	Half-Year ended 31 Dec 2012 US$ million	Half-Year ended 30 June 2012 US$ million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and services tax)	(7.5)	(11.6)	(7.3)
GST refund received	0.4	0.4	0.4
Dividends received from associates	25.0	20.0	66.0
Distributions received from associates	3.9	4.7	4.4
Interest received	0.2	—	0.1
Finance costs	(11.8)	(15.6)	(12.6)
Other	(0.2)	(0.1)	(0.2)

Net cash inflow/(outflow) from operating activities	10.0	(2.2)	50.8

Cash Flows Related to Investing Activities
Payments to investments in associates	(12.0)	(60.9)	(110.1)

Net cash outflow from investing activities	(12.0)	(60.9)	(110.1)

Cash Flows Related to Financing Activities
Proceeds from borrowings	30.0	60.0	180.0
Repayment of borrowings	(481.0)	(26.0)	(26.5)
Proceeds from share issue	467.2	—	—
Share issue transaction costs	(1.3)	—	—
Dividends paid	—	—	(73.2)

Net cash inflow from financing activities	14.9	34.0	80.3

Net Increase/(Decrease) in Cash and cash equivalents	12.9	(29.1)	21.0
Cash and cash equivalents at the beginning of the reporting period	10.1	38.5	19.0
Effects of exchange rate changes on cash and cash equivalents	0.8	0.7	(1.5)

Cash and cash equivalents at the end of the reporting period	23.8	10.1	38.5

17

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

1.	Basis of Preparation

This consolidated interim financial report for the half-year ended 30 June 2013 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2012 and any public announcements made by Alumina Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except as set out below.

Changes in accounting policy

Employee benefits

The adoption of the revised AASB 119 Employee Benefits resulted in two changes to the entity’s accounting policy which affected items recognised in the financial statements:

•

Recognition of actuarial gains and losses (re-measurements). ‘Actuarial gains and losses’ are renamed ‘re-measurements’ and will be recognised immediately in other comprehensive income (“OCI”). Re-measurements recognised in OCI will not be recycled through profit or loss in subsequent periods. The revised standard does not mandate where re-measurements must be presented in equity. Alumina Limited has chosen to retain its previous policy of recognising re-measurements directly in retained earnings.

•

Measurement of pension expense. Annual expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. This will replace the finance charge and expected return on plan assets. There will be no change in the discount rate, which remains a high quality corporate bond rate where there is a deep market in such bonds, and a government bond rate in other markets.

As the revised standard must be adopted retrospectively, adjustments to the retirement benefit obligations have been recognised at the beginning of the earliest period presented (1 January 2012) and the income statement and statement of comprehensive income were restated for the comparative periods as follows:

	Half-Year ended 31 Dec 2012 US$ million	Increase/ (Decrease) US$ million	Half-Year ended 31 Dec 2012 (Restated) US$ million	Half-Year ended 30 June 2012 US$ million	Increase/ (Decrease) US$ million	Half-Year ended 30 June 2012 (Restated) US$ million
Income statement (extract)
Share of net (loss)/profit of associates accounted for using the equity method	(21.8)	(4.3)	(26.1)	7.8	10.8	18.6
Other comprehensive income (extract)
Remeasurements of retirement benefit obligations accounted for using the equity method	—	4.3	4.3	—	(10.8)	(10.8)

Basic and diluted earnings per share for the prior periods have also been restated. The amount of the restatement for both basic and diluted earnings per share was a decrease of two cents per share for the six months ended 31 December 2012, and an increase of four cents per share for the six months ended 30 June 2012.

The revised standard has also changed the accounting policy for the Group’s annual leave obligations. As the entity expects all annual leave to be taken within 12 months of the respective service being provided, annual leave obligations are classified as short-term employee benefits in their entirety. Therefore, the change had no impact on the financial statements.

18

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

2.	Reconciliation of Cash

	30 June 2013 US$ million	31 Dec 2012 US$ million	30 June 2012 US$ million
Reconciliation of cash at the end of the reporting period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	3.3	3.1	5.0
Money market deposits (with maturity on investment three months or less)	20.5	7.0	33.5

Total cash and cash equivalents at the end of the reporting period	23.8	10.1	38.5

3.	Consolidated Retained Profits

	Half-Year ended 30 June 2013 US$ million	Half-Year ended 31 Dec 2012 US$ million	Half-Year ended 30 June 2012 US$ million
Retained profits at the beginning of the reporting period	734.9	782.4	870.2
Net loss attributable to members of Alumina Limited	(2.4)	(51.8)	(3.8)
Remeasurements of retirement benefit obligations accounted for using the equity method[1]	—	4.3	(10.8)
Dividends paid	—	—	(73.2)

Retained profits at the end of the reporting period	732.5	734.9	782.4

[1]	Refer to Changes in accounting policy on page 9.

4.	Income Tax

	Half-Year ended 30 June 2013 US$ million	Half-Year ended 31 Dec 2012 US$ million	Half-Year ended 30 June 2012 US$ million
Loss from ordinary activities before tax	(2.4)	(51.8)	(3.4)

Prima facie tax credit for the period at the rate of 30%	0.7	15.5	1.0

The following items caused the total charge for income tax to vary from the above:
Share of equity accounted (profit)/loss not assessable for tax	(15.3)	26.1	(18.6)
Foreign income subject to accruals tax	0.3	1.1	0.4
Share of Partnership income assessable for tax	3.9	4.7	4.4
Timing differences not recognised	(23.5)	(1.6)	1.5
Tax losses not recognised	36.1	20.1	16.7
Non-deductible expenses	0.9	1.4	0.9
Previously unrecognised tax losses now recouped to reduce current tax expense	—	—	(0.5)

Net movement	2.4	51.8	4.8

Consequent increase in charge for income tax	(0.7)	(15.5)	(1.4)

Aggregate Income tax expense for the reporting period	—	—	(0.4)

19

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

5.	Contributed Equity

	Half-Year ended 30 June 2013 US$ million	Half-Year ended 31 Dec 2012 US$ million	Half-Year ended 30 June 2012 US$ million
Ordinary share capital issued and fully paid
Balance brought forward	2,154.1	2,154.1	2,154.1
Shares issued	467.2	—	—
Less: Transaction costs on share issue	(1.3)	—	—

Total issued capital	2,620.0	2,154.1	2,154.1

	Number of shares	Number of shares	Number of shares
Movements in Share Capital
Opening number of shares	2,440,196,187	2,440,196,187	2,440,196,187
Movement for the period	366,029,428	—	—

Closing number of shares	2,806,225,615	2,440,196,187	2,440,196,187

On 14 February 2013, CITIC Resources Australia Pty Ltd and Bestbuy Overseas Co., Ltd unconditionally subscribed, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina limited, being 15% of Alumina’ Limited’s then current capital base, representing 13.04% of Alumina Limited’s capital base following completion (the “Placement”).

The Placement raised approximately A$452 million based on an issue price of A$1.235 per share, which reflected a premium of approximately 3% to the closing price of Alumina Limited shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina limited shares for the 30 day period ending 13 February 2013.

6.	Earnings Per Share (EPS)

	Half-Year ended 30 June 2013	Half-Year ended 31 Dec 2012	Half-Year ended 30 June 2012
Loss attributable to the ordinary equity holders of the Company used in calculation of basic and diluted EPS (US$ million)	(2.4)	(51.8)	(3.8)
Weighted average number of ordinary shares used as the denominator in the calculation of basic and diluted EPS	2,714,554,500	2,439,526,913	2,439,526,913
Basic EPS (US cents)	Negative 0.1	Negative 2.1	Negative 0.2
Diluted EPS (US cents)	Negative 0.1	Negative 2.1	Negative 0.2

7.	Net Tangible Asset Backing Per Security

	30 June 2013	31 Dec 2012	30 June 2012
Net assets (US$ million)	2,899.1	2,628.5	2,645.0
Less equity accounted intangible assets:
Goodwill (US$ million)	175.8	175.8	175.8
Mineral rights and bauxite assets net of deferred tax liabilities (US$ million)	77.5	78.2	78.9

Net tangible assets (US$ million)	2,645.8	2,374.5	2,390.3

Number of issued ordinary shares (including treasury shares)	2,806,225,615	2,440,196,187	2,440,196,187
Net tangible asset backing per ordinary security (US$)	0.94	0.97	0.98

20

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

8.	Dividends

Since the half-year end the Directors have determined that no interim dividend will be paid for the half-year ended 30 June 2013. The Board will continue to review the dividend at each half-year in light of current and expected business conditions. Directors have continued the suspension of the Company’s Dividend Reinvestment Plan.

The franking account balance, which is maintained in Australian dollars, was A$374.5 million as at 30 June 2013 (A$364.1 million as at 31 December 2012 and A$355.9 million as at 30 June 2012).

a)	Dividend Per Share

	Half-Year ended 30 June 2013 US cents	Half-Year ended 31 Dec 2012 US cents	Half-Year ended 30 June 2012 US cents
Fully franked interim dividends per share	Nil	n/a	Nil
Fully franked final dividends per share	n/a	Nil	n/a

b)	Total Dividend Paid on All Shares

	Half-Year ended 30 June 2013 US$ million	Half-Year ended 31 Dec 2012 US$ million	Half-Year ended 30 June 2012 US$ million
Fully franked interim dividends	Nil	n/a	Nil
Fully franked final dividends	n/a	Nil	n/a

21

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

9.	Material Interests in Entities which are Not Controlled Entities

Alumina Limited has an interest in the following entities forming AWAC:

	Percentage of Ownership Interest Held
	30 June 2013	31 Dec 2012	30 June 2012
Alcoa of Australia Limited	40	40	40
Alcoa World Alumina LLC	40	40	40
Alumina Espanola S.A.	40	40	40
Alcoa World Alumina Brasil Ltda.	40	40	40
AWA Saudi Ltda.	40	40	40
Enterprise Partnership	40	40	40

10.	Details of Entities Over Which Control Has Been Lost or Gained

There was no loss or gain of control for the half-year ended 30 June 2013.

11.	AWAC contribution to net profit of Alumina Limited and Controlled Entities

	Half-Year ended 30 June 2013 US$ million	Half-Year ended 31 Dec 2012 US$ million	Half-Year ended 30 June 2012 US$ million
Profit/(loss) from ordinary activities before income tax[1]	7.4	(37.9)	(17.1)
Income tax credit on ordinary activities	7.9	11.8	35.7

Equity share of net profit/(loss) after tax	15.3	(26.1)	18.6
Dividends received/receivable by Alumina Limited	(50.0)	(20.0)	(66.0)
Distributions received by Alumina Limited	(3.9)	(4.7)	(4.4)

Surplus of dividends/distributions received/receivable over equity share of net profits	(38.6)	(50.8)	(51.8)

[1]

The loss for the six months to 30 June 2013 includes a charge of $30.0 million ($18.0 million for the half-year ended 30 June 2012; $16.0 million for the half-year ended 31 December 2012) in relation to the Alba Civil Settlement and Government Investigations.

Legal Matters of Associate relating to Alba Civil Settlement and Government Investigations

Alba Civil Settlement

On February 27, 2008, Alcoa Inc received notice that Aluminium Bahrain BSC (“Alba”) had filed suit against Alcoa Inc and Alcoa World Alumina LLC (“AWA LLC”), and others, in the United States District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain BSC v Alcoa Inc, Alcoa World Alumina LLC, William Rice, and Victor Dahdaleh (the “Alba Proceeding”). The complaint alleged that certain Alcoa entities, including Alcoa of Australia Ltd and AWA LLC entities (which are part of AWAC and accordingly entities in which Alumina Limited holds a 40% equity interest), and their agents, including Victor Phillip Dahdaleh, had engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleged that Alcoa and its employees or agents (1) illegally bribed officials of the Government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices; (2) illegally bribed officials of the Government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba; and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleged that Alcoa and the other defendants violated the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and committed fraud. Alba claimed damages in excess of $1 billion. Alba’s complaint sought treble damages with respect to its RICO claims, compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract and attorneys’ fees and costs. Neither Alumina Limited, nor any of its employees, was or is a defendant in the litigation. The Alba Proceeding was settled in relation to Alcoa Inc and AWA LLC in October 2012, without any admission of liability, by a cash settlement payment of $85 million, to be paid by AWA LLC in two equal instalments by the first anniversary of the settlement. Based on the settlement agreement with Alba, AWA LLC recorded a charge of $85 million in 2012 in respect of the Alba Proceeding. On 9 October 2012, pursuant to the settlement agreement, AWA LLC paid Alba $42.5 million. AWA LLC is obligated to pay the remaining $42.5 million, without interest or contingency, on 9 October, 2013. In addition, AWA LLC entered into a long term alumina supply agreement with Alba.

22

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

11.	AWAC contribution to net profit of Alumina Limited and Controlled Entities (cont’d)

Government investigations

On February 26, 2008, Alcoa Inc advised the US Department of Justice (the “DOJ”) and the US Securities and Exchange Commission (the “SEC”) that it had recently become aware of the claims by Alba, had already begun an internal investigation, and intended to co-operate fully in any investigation that the DOJ or the SEC may commence. On March 17, 2008, the DOJ notified Alcoa Inc that it had opened a formal investigation. The SEC subsequently commenced a parallel investigation. Alcoa Inc has reported it has been co-operating with the government. The United States Foreign Corrupt Practices Act and related statutes and regulations in the United States and elsewhere provide for potential injunctive relief, monetary penalties, disgorgement, prejudgment interest, criminal sanctions and other remedies and may result in certain cases in suspension or debarment from doing business with governmental entities or other collateral consequences.

Alcoa Inc has reported that it has been seeking settlements of both investigations. Alcoa Inc also reported that, during the second quarter of 2013, Alcoa Inc proposed to settle the DOJ matter by offering a cash payment of $103 million. Alcoa Inc has recorded a provision in AWA LLC in the amount of $103 million to settle the matter with the DOJ. Alcoa Inc also noted that there is a reasonable possibility of an additional charge between $0 and approximately $200 million to settle this matter with the DOJ. Alcoa Inc also noted that settlement negotiations are continuing and that, based on negotiations to date, Alcoa Inc expects any such settlement will be paid over several years. Alcoa Inc noted that it has also exchanged settlement offers with the SEC. However, Alcoa Inc has stated that the SEC staff has rejected Alcoa Inc’s most recent offer of $60 million and no charge has been recorded. Alcoa Inc noted that it expected that any resolution through settlement with the SEC would be material to results of operations for the relevant fiscal period.

Alcoa Inc noted that, although it seeks to resolve the Alba matter with the DOJ and the SEC through settlements, there can be no assurance that settlements will be reached. Alcoa Inc further noted that, if settlements cannot be reached, Alcoa Inc will proceed to trial and, under those circumstances, the final outcome cannot be predicted and there can be no assurance that it would not have a material adverse effect on Alcoa Inc. Accordingly, in those circumstances, there can be no assurance that such final outcome may not have a material adverse effect on AWAC.

Allocation of Alba settlement terms and related transactions

Based on an agreement between Alcoa Inc and Alumina Limited, in the event that settlements are reached on the government investigations prior to the filing of any proceedings, the costs of any such settlements will be allocated between Alcoa Inc and Alumina Limited on an 85% and 15% basis, respectively, which would result in an additional charge to Alcoa Inc at that time. Therefore, if settled for $103 million, the current provision recorded in AWA LLC (under US GAAP) for the DOJ settlement would be reduced to approximately $39 million, resulting in Alumina Limited’s exposure reducing by $25 million to approximately $15 million. The same proportional allocation would apply to an SEC settlement. The costs of the Alba civil settlement and all legal fees and costs incurred in relation to this matter (including the government investigations discussed above) would also be allocated in the same proportions. On that basis, Alcoa Inc estimates an additional reasonably possible after-tax charge of between $25 million to $30 million to reallocate a portion of these costs (excluding any settlements with the DOJ and the SEC) from AWAC back to Alcoa Inc. This would have the effect of reducing Alumina Limited’s exposure to the settlement of the Alba Proceeding and legal costs.

The agreement between Alcoa Inc and Alumina Limited also provides that, should settlements be reached on the regulatory investigations as described above, AWA LLC shall fund the payments for those settlements and the settlement of the Alba Proceeding generally through debt facilities. Such settlement payments would not be funded by any call on Alumina Limited to contribute funds to AWAC for this purpose.

In the event that settlements of the DOJ and SEC investigations are not reached, the appropriateness of the allocations to AWA LLC of costs (including legal costs) relating to the Alba matter would remain the subject of discussions between Alcoa Inc and Alumina Limited.

Provisions and Contingencies of Associate (under Australian Accounting Standards (“AAS”))

AWAC had the following contingencies and provisions with regards to the legal matters outlined above:

(i)	Provisions – the DOJ Investigation

The combined financial statements of the entities forming AWAC are prepared in accordance with US GAAP. Adjustments are made to convert the accounting policies under US GAAP to AAS. Under US GAAP, if no amount within a range is a better estimate than any other, the estimated obligation is measured at the lower end of the range (i.e. $103 million as applicable for the DOJ matter).

23

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

11.	AWAC contribution to net profit of Alumina Limited and Controlled Entities (cont’d)

Unlike US GAAP, AAS requires where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used. Alcoa Inc noted a reasonably possible additional charge between $0 and approximately $200 million to settle the DOJ matter, therefore the range of the potential settlement is $103 million to approximately $303 million, with a midpoint determined by Alumina Limited under AAS of $203 million.

Including consideration of the midpoint of the potential settlement range, Alumina Limited’s best estimate of the provision with regards to the DOJ matter is approximately $30 million, which is reflected in the $15.3 million equity share of net profit contributed by AWAC.

(ii) Contingent assets – Reallocation of costs and fees

A contingent asset has not been recognised as a receivable in AWAC because receipt is dependent on the settlement of regulatory investigations.

The costs of the Alba civil settlement and all legal fees and costs incurred in relation to the Alba matter would be allocated in the proportions based on an agreement between Alcoa Inc and Alumina Limited (as previously described). Alcoa Inc estimates an additional reasonably possible after-tax charge of between $25 million to $30 million to reallocate a portion of these costs (excluding any settlements with the DOJ and the SEC) from AWAC back to Alcoa Inc.

(iii)	Contingent liabilities – the SEC Investigation

The final outcome of resolution of the Alba legal matter with the SEC cannot be predicted and there can be no assurance that it may not have a material adverse effect on AWAC. Alumina Limited is unable to quantify reliably the possible loss or range of loss to which companies in which Alumina Limited has an equity interest may be subject as a result of the Alba matter resolution with the SEC.

12.	Financing Facilities

	Half-Year ended 30 June 2013 US$ million	Year ended 31 Dec 2012 US$ million	Half-Year ended 30 June 2012 US$ million
Total loan facilities	901.0	929.5	955.9
Available at end of reporting period	680.0	255.0	315.0

Used at end of reporting period	221.0	674.5	640.9

Funding facilities include bilateral bank facilities, a syndicated facility and a development bank loan. All bilateral bank facilities are available in US dollars, of which two are also available in Australian dollars and one is also available in EURO. The syndicated facility is available in US dollars. The development bank loan is fully drawn in US dollars and Brazilian Reais and amortises at approximately $51.1 million per annum. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates. The next scheduled debt maturity for Alumina Limited is US$100 million in March 2014. The remaining bank facilities mature progressively until December 2017.

13.	Segment Information

Alumina Limited’s primary assets are its 40 per cent interest in the series of operating entities forming AWAC. Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interest in AWAC. Alumina Limited participates in AWAC through The Strategic Council, which consists of three members appointed by Alcoa Inc and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc.

14.	Events Occurring After the Balance Sheet Date

There have been no significant events occurring since 30 June 2013.

24

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

Directors’ Declaration

In the directors’ opinion:

a)	the financial statements and notes set out on pages 5 to 15 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standard AASB134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of its performance for the half-year ended on that date; and

b)	there are reasonable grounds to believe that Alumina Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

John Bevan

Director

Melbourne

22 August 2013

25

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

Independent auditor’s review report to the members of Alumina Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial of Alumina Limited, which comprises the balance sheet at 30 June 2013, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for the Alumina Limited Group (the consolidated entity). The consolidated entity comprises both Alumina Limited (the company) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free form material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. as the auditor of Alumina Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

ALUMINA LIMITED

ALUMINA LIMITED

HALF-YEAR ENDED 30 JUNE 2013

(Previous corresponding period half-year ended 30 June 2012)

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Alumina Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Nadia Carlin	22 August 2013
Melbourne

ALUMINA LIMITED HALF-YEAR ENDED 30 JUNE 2013 Supplementary Appendix 4D Information

Alumina Limited Highlights

Net loss after tax

•	$2.4 million loss compared to $3.8 million loss in 1H 2012

•	Lower general, administrative and finance costs

Improvement in underlying earnings

•

$7.2 million underlying loss compared to $13.1 million underlying loss in 1H 2012. Underlying loss excludes the $4.8 million equity share of the fair value movement in AWAC’s embedded derivatives ($9.3 million in 1H 2012)

•	Included in underlying earnings is a charge of $30.0 million ($18 million in 1H 2012) in relation to the Alba Civil Settlement and Government Investigations

Balance sheet strengthened

•	Net debt reduced to $197 million following the share placement in February

•	Gearing reduced to 6.3% compared to 18.3% as at 1H 2012

Received AWAC dividends and distributions

•	$50.0 million of fully franked dividends and $3.9 million of distributions compared to $66.0 million of dividends and $4.4 million of distributions in 1H 2012

•	$25 million of the aforementioned recorded fully franked dividends were received on 1 July, 2013

AWAC Highlights (US GAAP)

Improvement in EBITDA

•	$229.8 million compared to $160.5 million in 1H 2012

•	$45 per tonne alumina EBITDA margin compared to $33 per tonne in 1H 2012

Conversion to spot or alumina based pricing delivering benefits

•	53% of third party smelter grade alumina shipments were priced on spot or alumina indexed basis compared to 34% for the corresponding period

•	Revenue per tonne from alumina sales priced by reference to indices and spot continued to be higher than legacy LME-linked contracts

Continued productivity gains and strong cost control

•	The cash cost of alumina production per tonne decreased by 4.2% compared to the corresponding period

•	Total expenses declined by $41.7 million compared to 1H 2012, mainly reflecting the benefit of productivity initiatives and cost control.

•	Includes $32 million pre-tax expense relating to the statutory maintenance and shutdown at the Anglesea power station that occurs every four years

•	Includes $103 million pre-tax charge in relation to the Alba legal matter compared to $45 million in 1H 2012

Improvement in free cash flow

•	$236.2 million compared to ($11.6) million in 1H 2012

•	Mainly reflects improved operating performance and working capital management

Alumina Limited Key Financials

	1H 13	2H 12	1H 12
Net loss after tax US$m	(2.4)	(51.8)	(3.8)
Underlying loss US$m1	(7.2)	(48.9)	(13.1)

Legal matters of Associate included in underlying loss US$m2	30.0	16.0	18.0

Average AUD/USD	1.01	1.04	1.03

Average 3 month LME aluminium price US$ per tonne[3]	1,955	1,985	2,122
Average alumina spot price[4] US$ per tonne	333	321	316

Net Debt US$m	197	664	602
Gearing[5]	6.3%	20.1%	18.3%

EPS (US cps)	(0.1)	(2.1)	(0.2)
Underlying EPS (US cps)	(0.3)	(2.0)	(0.5)
Return on Equity (ROE)	(0.2)%	(3.9)%	(0.3)%
ROE based on underlying earnings	(0.5)%	(3.7)%	(0.9)%

Definitions and notes

10.	Underlying earnings are calculated by excluding the impact of fair value movements for embedded derivatives contained in AWAC energy contracts that are linked to the LME price of aluminium. Calculation of underlying earnings is undertaken on a consistent basis with previous years.
11.	Alba Civil Settlement and Government Investigations are legal matters that commenced in February 2008 and are reflected in AWAC’s performance as Alcoa Inc makes progress in resolving these matters. Inclusion of this matter in AWAC’s performance has negatively impacted the Company’s result over a number of reporting periods. Refer to Note 11 for further details.
12.	Pricing data sourced from Thomson Reuters.
13.	Based on Platts index, FOB Australia average.
14.	Calculated as (debt - cash) / (debt + equity).

ALUMINA LIMITED HALF-YEAR ENDED 30 JUNE 2013 Supplementary Appendix 4D Information

AWAC Business Review (US GAAP)

Mining

AWAC owns, or partly owns, bauxite mines operating in five countries, which meet the production needs of the AWAC refineries.

The Juruti mine in Brazil continues to operate above its initial design capacity of 2.6 million tonnes per annum, with production levels as high as 4.4 million tonnes on an annualised basis. The Juruti mine also continues to reduce unit operating costs.

Work continued on moving the crusher facility at the Huntly mine in Australia, which increased bauxite costs during 1H 2013. This is a significant project to improve mine productivity that occurs every eight to ten years. Phase one of the project is now complete and the remainder of the project is expected to be completed by the end of the 2014 financial year.

Bauxite costs also increased in Suriname associated with a new mining site.

Refining

Production of alumina was 7.8 million tonnes in 1H 2013, which is in line with 1H 2012.

Alumina shipments were 8.0 million tonnes in 1H 2013, 0.3 million tonnes higher than 1H 2012 largely as a result of a catch up on delayed December 2012 shipments and a reduction of historical levels of inventory.

Approximately 53% of third party smelter grade alumina shipments were priced on spot or alumina indexed basis compared to 34% for the corresponding period.

Revenue per tonne from alumina sales priced by reference to indices and spot continued to be higher than the legacy LME-linked contracts which were affected by a 7% decline in the average three month LME, two month lag aluminium prices compared to 1H 2012. The net result was that average realised alumina prices were marginally higher than 1H 2012.

Revenue increased by approximately 2% compared to 1H 2012 mainly due to the higher shipments.

EBITDA margin was $45 per tonne produced in 1H 2013, an increase of $12 per tonne on 1H 2012. Higher margins were predominately as a result of lower production costs. The 1H 2013 cash cost of alumina per tonne produced decreased by 4.2% over 1H 2012. The decrease mainly reflects productivity initiatives and efforts to create more stable operating conditions to avoid costs associated with production disruptions. In the latter part of 1H 2013, the Australian dollar and Brazilian Reais weakened against the US dollar, providing some currency benefit.

Ma’aden Investment

The joint venture between AWAC and Saudi Arabian Mining Company (“Ma’aden”) for the construction of a 4.0 million tonnes per annum initial capacity greenfield mine and a 1.8 million tonnes per annum capacity refinery at Ras Al Khair in Saudi Arabia (AWAC interest of 25.1%) is AWAC’s major growth project and is due to come on stream in the fourth quarter of 2014.

The refinery investment will assist AWAC in reducing its low refinery cash cost position.

The refinery is approximately 60% complete and the mine is approximately 20% complete.

During 1H 2013, Alumina Limited contributed $12 million of equity capital to the joint venture.

AWAC Production and Shipments

	1H 13	2H 12	1H 12
Alumina production	7.8mt	7.8mt	7.8mt
Aluminium production	174kt	180kt	178kt
Alumina shipments	8.0mt	7.9mt	7.7mt

AWAC Profit and Loss (US GAAP)

	1H 13	2H 12	1H 12
	US$m	US$m	US$m
Sales revenue	1,875.7	1,858.3	1,786.7
Related party revenue	1,089.2	1,021.1	1,149.2

Total Revenue	2,964.9	2,879.4	2,935.9

COGS and operating expenses	(2,581.6)	(2,650.7)	(2,719.1)
Selling, Admin, R&D	(61.9)	(70.9)	(62.0)
Depreciation and Amortisation	(234.6)	(240.2)	(238.7)
Other	(94.3)	15.0	5.7

Total Expenses	(2,972.4)	(2,946.8)	(3,014.1)

Loss before tax	(7.5)	(67.4)	(78.2)
Income tax	(18.7)	62.6	(8.9)

Net loss after tax	(26.2)	(4.8)	(87.1)

EBITDA[1]	229.8	175.0	160.5

[1]	Earnings before interest, tax, depreciation and amortisation consistent with previous periods.

Smelting

AWAC produces aluminium at two smelters in Australia.

The Anglesea power station (owned by Alcoa of Australia) provides approximately 40% of the electricity needs for the Point Henry smelter. Statutory maintenance of the power station is required every four years and occurred during 1H 2013. The maintenance costs incurred and additional standby power consumed at Point Henry negatively impacted AWAC’s result by $32 million in 1H 2013 on a pre-tax basis.

Production of approximately 174,000 tonnes in 1H 2013 was lower compared to 1H 2012 largely due to the Anglesea power station maintenance.

During 2012 Alcoa of Australia Limited conducted a review of the future viability of the Point Henry aluminium smelter because of continuing difficult economic conditions. On 29 June 2012, Alcoa of Australia announced that it expects to operate the Point Henry aluminium smelter until at least mid-2014.

One-off and Significant Items

The 1H 2013 AWAC’s US GAAP loss included the following one-off and significant pre-tax items:

•	$103 million provision in relation to the Alba legal matter

•	$32 million relating to the aforementioned statutory maintenance and shutdown at the Anglesea power station that occurs every four years

ALUMINA LIMITED HALF-YEAR ENDED 30 JUNE 2013 Supplementary Appendix 4D Information

AWAC Cash Flow (US GAAP)

Cash from operations increased to $414.4 million compared to $172.6 million in 1H 2012, due to improved operating performance and working capital management, despite higher expenditure relating to mining and the Anglesea power station maintenance.

Capital expenditure totalled $178.2 million, 3.3% lower than 1H 2012.

Sustaining capital expenditure was $155.5 million, the majority of which was incurred in Australia. The Australian expenditure included the relocation of the crusher facilities at the Huntly mine.

Growth capital expenditure mainly related to completion works of the Juruti mine infrastructure in Brazil.

Equity contributions to the Ma’aden mine and refinery joint venture in Saudi Arabia are not included in the growth capital expenditure.

AWAC Balance Sheet (US GAAP)

AWAC improved its cash holdings mainly through increased cash from operations predominately in Australia. A $62.5 million fully franked dividend was paid in July 2013, of which Alumina Limited’s share was $25.0 million.

Property, Plant and Equipment decreased mainly due to the strengthening US dollar against the Australian dollar and Brazilian Reais.

AWAC continued to operate with minimal borrowings.

GAAP Adjustments

The AWAC results are adjusted for differences between US GAAP and Australian Accounting Standards prior to incorporation into the Alumina Limited’s results. The total adjustments amounted to a reduction of approximately $65 million to AWAC’s loss after tax.

The main adjustments for 1H 2013 were:

•	recognition of $38 million Brazil deferred tax credit adjustment

•	$28 million adjustment in relation to the measurement of the provision for the Alba legal matter

•	recognition of $4 million after tax for asset retirement obligations

Alumina Limited’s results include 40% of these adjustments.

AWAC Cash Flow (US GAAP)

	1H 13	2H 12	1H 12
	US$m	US$m	US$m
Net loss	(26.2)	(4.8)	(87.1)
Depreciation	234.6	240.2	238.7
(Increase)/decrease in receivables	(13.1)	22.5	58.1
Decrease/(increase) in inventories	61.8	19.6	(41.6)
(Decrease)/increase in accounts payable	(30.5)	248.9	1.1
Other	187.8	(457.1)	3.4

Cash from operations	414.4	69.3	172.6
Capital expenditure	(178.2)	(191.1)	(184.2)

Free cash flow[1]	236.2	(121.8)	(11.6)

[1]	Free cash flow defined as cash from operations less capital expenditure.

AWAC Balance Sheet (US GAAP)

	1H 13	2H 12	1H 12
	US$m	US$m	US$m
Cash, cash equivalents	286.3	126.0	180.8
Receivables	439.7	457.6	471.3
Related party note receivable	86.6	88.7	87.0
Inventories	719.6	808.0	808.7
Property, plant & equipment	6,301.6	6,909.2	6,856.1
Other assets	2,813.8	3,028.5	2,233.2

Total Assets	10,647.6	11,418.0	10,637.1

Short term borrowings	74.2	69.6	61.1
Payables	938.5	841.0	828.4
Taxes payable and deferred	386.0	398.6	407.4
Other liabilities	1,727.7	1,865.1	1,300.8

Total Liabilities	3,126.4	3,174.3	2,597.7

Equity	7,521.2	8,243.7	8,039.4

AWAC Dividends Paid/Payable

	1H 13	2H 12	1H 12
	US$m	US$m	US$m
Dividends paid/payable	125	50	165

ALUMINA LIMITED HALF-YEAR ENDED 30 JUNE 2013 Supplementary Appendix 4D Information

Alumina Limited Reported Profit

The Net loss after tax was $2.4 million compared to a loss of $3.8 million in 1H 2012.

Most of Alumina Limited’s general and administrative costs are incurred in Australian dollars. The decrease in these costs is primarily due to lower expenditure, rather than currency fluctuations.

Finance costs decreased to $11.5 million from $13.7 million in 1H 2012 due to lower borrowings following the share placement.

Note on calculation of underlying earnings

Alumina Limited shows underlying earnings in addition to profit after tax to provide a better understanding of the performance of the underlying operations. Underlying earnings are calculated by excluding the impact of fair value movements for embedded derivatives contained in AWAC energy contracts that are linked to the LME price of aluminium. Calculation of underlying earnings is undertaken on a consistent basis with previous years.

In 1H 2013, the revaluation of the embedded derivatives decreased Alumina Limited’s net loss after tax by $4.8 million.

Alumina Limited Reported Profit

	1H 13	2H 12	1H 12
	US$m	US$m	US$m
Share of AWAC underlying profit/(loss)[1]	10.5	(23.2)	9.3
General and admin costs	(7.6)	(9.9)	(9.1)
Finance costs	(11.5)	(15.7)	(13.7)
Other & tax	1.4	(0.1)	0.4

Underlying loss	(7.2)	(48.9)	(13.1)

Embedded derivative, AWAC	4.8	(2.9)	9.3

Net loss after tax	(2.4)	(51.8)	(3.8)

[1]

The loss for the six months to 30 June 2013 includes a charge of $30.0 million ($18.0 million for the half-year ended 30 June 2012; $16.0 million for the half-year ended 31 December 2012) in relation to the Alba Civil Settlement and Government Investigations.

ALUMINA LIMITED HALF-YEAR ENDED 30 JUNE 2013 Supplementary Appendix 4D Information

Alumina Limited Balance Sheet

As at 30 June 2013, Alumina Limited’s net assets increased by $270.6 million from 31 December 2012. The $453.5 million reduction in interest bearing liabilities following the equity placement more than offset the decrease in investments of $219.3 million which was predominately due to foreign currency translation.

During the half-year Alumina Limited issued 366,029,428 fully paid ordinary shares to CITIC Resources Australia Pty Ltd and Bestbuy Overseas Co Ltd, which raised approximately A$452 million. These funds were primarily used to repay drawn debt.

Alumina Limited’s net debt as at 30 June 2013 was $197 million, down from $664 million as at 31 December 2012. Gearing decreased to 6.3% from 20.1% as at 31 December 2012.

Alumina Limited’s undrawn committed facilities amounted to $680 million as at 30 June 2013, an increase of $425 million from 31 December 2012.

The Company has a fully drawn debt facility from the Brazil National Development Bank (“BNDES”). This facility amortises at approximately $51.1 million per annum. Amounts outstanding at 30 June 2013 under the BNDES loan were $156 million.

Excluding the BNDES amortisation, there is no debt maturing in 2013, with the $745 million of committed bank facilities expiring as follows:

•	$175 million in 2014 (drawn to $65 million)

•	$213 million in 2015 (no amounts drawn under these facilities as at 30 June 2013)

•	$225 million in 2016 (no amounts drawn under these facilities as at 30 June 2013)

•	$132 million in 2017 (no amounts drawn under these facilities as at 30 June 2013)

Current liabilities include $51.1 million of repayments on the facility from the BNDES that are due before 30 June 2014. Current liabilities of $124.7 million exceed current assets of $52.2 million. However, the Directors are confident that the liabilities can be met using available cash and undrawn committed facilities whose maturities extend beyond 30 June 2014.

Alumina Limited Cash Flows

Alumina Limited’s cash receipts from operations principally comprise the dividends received from the AWAC entities. Fully franked dividends of $25 million were received during 1H 2013, a decrease of $41 million from 1H 2012. A further fully franked dividend of $25 million was received in July 2013.

Net payment for investments in associates is comprised of equity contributions for the Ma’aden joint venture.

Alumina Limited Balance Sheet

	1H 13	2H 12	1H 12
	US$m	US$m	US$m
Cash and equivalents	23.8	10.1	38.5
Investments	3,076.8	3,296.1	3,250.9
Other	28.6	5.2	5.0

Total Assets	3,129.2	3,311.4	3,294.4

Payables	1.5	2.7	2.6
Interest bearing liabilities – current	116.1	52.0	52.1
Interest bearing liabilities – non-current	104.9	622.5	588.8
Other	7.6	5.7	5.9

Total Liabilities	230.1	682.9	649.4

Net Assets	2,899.1	2,628.5	2,645.0

Alumina Limited Cash Flow

	1H 13	2H 12	1H 12
	US$m	US$m	US$m
Dividends received	25.0	20.0	66.0
Distributions received	3.9	4.7	4.4
Interest paid	(11.8)	(15.6)	(12.6)
Payments to suppliers & employees	(7.5)	(11.6)	(7.3)
GST refund, interest received & other	0.4	0.3	0.3

Cash from operations	10.0	(2.2)	50.8

Net payments to investments in associates	(12.0)	(60.9)	(110.1)

Free cash flow[1]	(2.0)	(63.1)	(59.3)

Definitions and notes

1.	Free cash flow defined as cash from operations less net investments in associates.

ALUMINA LIMITED HALF-YEAR ENDED 30 JUNE 2013 Supplementary Appendix 4D Information

Guidance

The following 2013 guidance is provided to assist the understanding of the sensitivity of AWAC results to key external factors. The guidance cannot be expected to be predictive of exact results; rather it provides direction and approximate quantum of the impact on profit before tax of movements around a given base figure. Actual results will vary from those computed using the guidance. Guidance is not linear, hence significant movement away from the base rates used may result in different sensitivities. No attempt has been made to correlate sensitivity to one element of the guidance with movements in other elements of the guidance.

Item	February 2013 Guidance	August 2013 Guidance
Production – alumina	Approximately 15.6mt	Approximately 15.6mt

Production – aluminium	Approximately 358,000t	Approximately 358,000t

Sensitivities: +1¢ in US$/A$[1]	Approximately –$30 million profit before tax	Approximately –$30 million profit before tax

Third party smelter grade alumina shipments expected to be based on alumina price indices or spot[2]	Approximately 48% for the year	Approximately 53% for the year

AWAC sustaining capital expenditure	Approximately $350 million	Approximately $340 million

AWAC growth capital expenditure[3]	Approximately $50 million	Approximately $40 million

[1]	AWAC’s profit and asset valuation is also exposed to fluctuations in other currencies such as the Brazilian Reais and Euro. However, no sensitivity is provided.
[2]	AWAC commenced 2013 with approximately 40% of its third party smelter grade alumina sales volume based on alumina price indices or available for spot sales.
[3]	Does not include investment in the Ma’aden growth project.

ALUMINA LIMITED HALF-YEAR ENDED 30 JUNE 2013 Supplementary Appendix 4D Information

Market Outlook

The first half of 2013 was characterised by volatility in aluminium pricing, while demand for the metal continued to grow.

LME aluminium prices fell during the half-year and ended below $1,800 per tonne. However, regional premiums were elevated due to tight physical supply. Weaker aluminium prices impacted AWAC’s legacy LME-linked alumina contracts.

The Platts spot-based index alumina prices increased by 5% in the first half compared to the corresponding period, trading in a range of $318 to $352. This reflected several key trends including:

a)	A modest increase in demand for non-Chinese alumina despite some smelter curtailments

b)	A small and reducing arbitrage between Chinese and non-Chinese alumina prices which has led to Chinese smelters purchasing domestically rather than importing alumina.

At the current low aluminium prices, there is a risk of further smelter curtailments within and outside China and if they occur there could be short term imbalances in the global alumina market unless there are corresponding (high cost) alumina curtailments.

AWAC remains the largest and a low cost alumina producer, which will benefit in the medium term as the alumina market grows. The continuing expansion of low cost smelting, particularly in the Middle East and China, will ensure that global demand for alumina remains strong and increasing in the medium to long term. There currently appears to be insufficient alumina expansion plans for the medium term to match the forecast smelter expansions, so the supply/demand balance is expected to tighten significantly (or go into deficit without additional capacity brought on). AWAC will also benefit from the increasing proportions of AWAC’s alumina sales priced on spot-based indices which reflect the fundamentals of the alumina industry.

During the first half of 2013, AWAC’s alumina cash cost declined as a result of the ongoing and rigorous productivity programme. We expect this focus to continue in the second half of 2013.

The majority of AWAC’s production is in Australia and Brazil. A significant part of the costs of operating in these two countries is incurred in the domestic currency. Therefore, as the US dollar strengthens against these two currencies, cash costs on a US dollar basis should continue to decline.

Alumina Limited remains cautious on the outlook for the second half of the year. Weak aluminium prices at the start of the second half will negatively impact AWAC’s revenue on a lagged basis, though the recent weakness in the Australian dollar and Brazilian Reais, if sustained, will have a significant positive impact on AWAC’s financial performance. Challenging aluminium market conditions require a continued focus by AWAC on achieving productivity and supply chain improvements.

Potential changes to the LME warehouse rules arrangements that were proposed by the LME on 1 July for consultation have the aim of reducing queues of over 100 days for metal waiting to exit LME warehouses. If adopted, the new rules would apply from 1 April 2014. The main reason for significant stocks held in warehouses is the favourable stock financing condition. Provided that a wide contango on the aluminium price and low short term interest rates remain, then any increase in stocks exiting LME warehouses could be held in non-LME warehouses under financing deals. A number of commodity analysts and financial institutions expect those conditions to remain until 2015 at least.

China is importing record levels of bauxite for alumina production. Most of the bauxite is supplied from Indonesia. The Indonesian Government has announced a ban on the export of raw material including bauxite to take effect from January 2014. This is already impacting the seaborne bauxite market and is expected to continue to do so leading up to 2014. Over the coming years, bauxite quality within parts of China is expected to reduce significantly, and is likely to require even greater levels of imported bauxite (or imported alumina). This is expected to increasingly impact Chinese costs. This in turn is expected to influence the world alumina prices.

ALUMINA LIMITED HALF-YEAR ENDED 30 JUNE 2013 Supplementary Appendix 4D Information

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

PAGE – 1

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cash Flows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

1

PAGE – 2

Diagram of AWAC Operations

All operations 100% owned, unless otherwise indicated

Australia – Huntly & Willowdale

Brazil – Trombetas (9.6%) & Juruti

Guinea – Sangaredi (23%)

Jamaica – Manchester Plateau (55%)

Suriname – Moengo, Klaverblad & Kaimangrassie

Saudi Arabia – mine being developed (25.1%)

Australia – Kwinana, Pinjarra & Wagerup Brazil – Sao Luis (39%) Jamaica – Clarendon (55%) Spain – San Ciprian Suriname – Paranam USA – Point Comfort Saudi Arabia – refinery being developed (25.1%)	Australia – Point Henry & Portland (55%)	Australia – Kwinana Spain – San Ciprian USA – Point Comfort

Bauxite deposits: AWAC’s bauxite deposits have long term mining rights. Bauxite mining is planned on an incremental basis after detailed assessment of the deposits to achieve a uniform quality in the supply of blended feedstock to the relevant refinery.

Refineries: AWAC operates eight alumina refineries, six of which are located in proximity to bauxite deposits.

Smelters: AWAC produces primary aluminium in Australia, with alumina supplied by the Australian refineries.

Alumina Chemicals: AWAC produces chemical grade alumina from three refineries: Kwinana (Australia), Point Comfort (USA) and San Ciprian (Spain).

Shipping Operations: AWAC’s shipping operations use owned and chartered vessels to transport dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum, coke and limestone.

2

PAGE – 3

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	1st Half 2013	2nd Half 2012	1st Half 2012
Sales	1,875.7	1,858.3	1,786.7
Sales to Related Parties	1,089.2	1,021.1	1,149.2

Total Revenue	2,964.9	2,879.4	2,935.9

Cost of Goods Sold and Operating Expenses	(2,581.6)	(2,650.7)	(2,719.1)
Selling, Administration, Other Expenses and R&D Expenses	(61.9)	(70.9)	(62.0)
Provision for Depreciation, Depletion and Amortisation	(234.6)	(240.2)	(238.7)
Other	(94.3)	15.0	5.7

Total Expenses	(2,972.4)	(2,946.8)	(3,014.1)

Loss before Taxes on Income	(7.5)	(67.4)	(78.2)
Provision for Taxes on Income	(18.7)	62.6	(8.9)

Net Loss	(26.2)	(4.8)	(87.1)

Members’ Equity
Opening Balance at Start of Period	8,243.7	8,039.4	8,343.1

Net Loss	(26.2)	(4.8)	(87.1)

Capital Contribution	31.5	151.4	277.0
Dividends Paid and Return of Capital to Partners	(134.7)	(61.8)	(176.7)
Common Stock Issued for Compensation Plans	3.4	1.9	3.0
Other Comprehensive Income	(596.5)	117.6	(319.9)
Closing Balance at End of Period	7,521.2	8,243.7	8,039.4

3

PAGE – 4

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	30 June 2013	31 December 2012	30 June 2012
Cash and Cash Equivalents	286.3	126.0	180.8
Receivables	439.7	457.6	471.3
Related Party Notes Receivable	86.6	88.7	87.0
Inventories	719.6	808.0	808.7
Prepaid Expenses and Other Current Assets	352.3	421.1	159.4

Total Current Assets	1,884.5	1,901.4	1,707.2

Property, Plant & Equipment	6,301.6	6,909.2	6,856.1
Investments	588.1	593.1	510.5
Other Assets and Deferred Charges	1,873.4	2,014.3	1,563.3

Total Non-Current Assets	8,763.1	9,516.6	8,929.9

Total Assets	10,647.6	11,418.0	10,637.1

Short Term Borrowings	74.2	69.6	61.1
Payables	938.5	841.0	828.4
Taxes Payable	192.8	142.8	204.3
Accrued Compensation and Retirement Costs	263.0	295.7	275.5
Other Current Liabilities	500.8	415.7	171.1

Total Current Liabilities	1,969.3	1,764.8	1,540.4

Capital lease obligations and long term debt	66.3	68.7	24.6
Deferred Taxes	193.2	255.8	203.1
Other Long Term Liabilities	897.6	1,085.0	829.6

Total Non-Current Liabilities	1,157.1	1,409.5	1,057.3

Total Liabilities	3,126.4	3,174.3	2,597.7

Equity	7,521.2	8,243.7	8,039.4

Total Liabilities & Equity	10,647.6	11,418.0	10,637.1

4

PAGE – 5

Alcoa World Alumina and Chemicals (AWAC) Statement of Cash Flows

US$ Millions (US GAAP) 100%	1st Half 2013	2nd Half 2012	1st Half 2012
Operating Activities
Net Loss	(26.2)	(4.8)	(87.1)

Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	234.6	240.2	238.7
Other Items*	206.0	(166.1)	21.0
Cash from Operating Activities	414.4	69.3	172.6
Financing Activities
Dividends Paid & Return of Capital to Partners	(72.2)	(61.8)	(176.7)
Change in Debt	4.6	8.5	22.6
Changes to capital lease obligations	(2.4)	(5.9)	(6.4)
Capital Contribution	31.5	151.4	277.0
Additions to long term debt	—	50.0	—
Cash Generated/(Used) for Financing Activities	(38.5)	142.2	116.5
Investing Activities
Capital Expenditure	(178.2)	(191.1)	(184.2)

Net changes in related party note receivable	17.8	0.9	(4.5)

Other	(32.7)	(76.2)	(120.2)
Cash Used for Investing Activities	(193.1)	(266.4)	(308.9)
Effect of Exchange Rate Changes on Cash	(22.5)	0.1	(3.4)
Cash (Used)/Generated	160.3	(54.8)	(23.2)
Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	126.0	180.8	204.0
Cash and Cash Equivalents at End of Period	286.3	126.0	180.8

Net Change in Cash and Cash Equivalents	160.3	(54.8)	(23.2)

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

5

PAGE – 6

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	1st Half 2013	2nd Half 2012	1st Half 2012
AWAC Loss before tax (US GAAP)	(7.5)	(67.4)	(78.2)
Adjust for AIFRS
- embedded derivatives	0.8	(28.4)	33.2
- retirement benefit obligations	0.6	6.7	5.5
- Alba costs	28.0	—	—
- other	(3.4)	(5.7)	(3.2)
AWAC (Loss)/profit before tax (AIFRS)	18.5	(94.8)	(42.7)

AWAC Tax (US GAAP)	(18.7)	62.6	(8.9)
Adjust for AIFRS
- Brazil deferred tax	38.2	—	69.0
- FAS 109	—	(40.1)	40.1
- Other	0.3	6.9	(11.0)
AWAC Tax (AIFRS)	19.8	29.4	89.2

AWAC Loss/(profit) before tax (AIFRS)	18.5	(94.8)	(42.7)
AWAC Tax (AIFRS)	19.8	29.4	89.2
AWAC Profit/(loss) after tax (AIFRS)	38.3	(65.4)	46.5

Alumina Limited Share of Equity Profit/(loss) after tax	15.3	(26.1)	18.6

6

To:	Market Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 26AWC

Attached is a presentation relating to Alumina Limited’s Half Year Results for the six months ended 30 June 2013.

For investor enquiries:	For media enquiries:
Ben Pitt	Nerida Mossop
Investor Relations Manager	Hinton and Associates
Phone: +61 3 8699 2609	Phone:	+61 3 9600 1979
ben.pitt@aluminalimited.com	Mobile:	+61 437 361 433

John Bevan
Chief Executive Officer
Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.

/s/ Stephen Foster

Stephen Foster

Company Secretary

22 August 2013

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alumina Limited 2013 Half Year Results

John Bevan

Chief Executive Officer

Chris Thiris

Chief Financial Officer

ALUMINA LIMITED

Disclaimer

ALUMINA LIMITED

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s

Form 20-F for the year ended 31 December 2012.

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

2

1H 2013 – Alumina Limited & AWAC

ALUMINA LIMITED

AWC

US$m (IFRS)

1H13

2H12

1H12

NLAT

(2)

(52)

(4)

Underlying earnings

(7)

(49)

(13)

Alba legal matter

30

16

18

Total Dividend (US cps)

0

0

0

Net Debt

197

664

602

AWC result reflects:

¡ AWAC’s improved performance

¡ Lower corporate costs

¡ Lower finance costs due to debt reduction after share placement

AWAC

US$m (US GAAP)

1H13

2H12

1H12

Revenue

2,965

2,879

2,936

Dividends and distributions

135

62

177

EBITDA

230

175

161

EBITDA per tonne1

$45

$29

$33

AWAC EBITDA improved due to:

¡ Continued transition towards alumina spot and indexed pricing

¡ Continued productivity gains & cost control

1 Adjusted EBITDA/MT from Alcoa Inc’s alumina segment (source: Alcoa Inc 2Q 2013 Results slide pack). Alcoa Inc alumina segment is predominately AWAC operations, of which Alumina Limited owns 40%

3

Part 1:

Alumina Limited and AWAC

1H 2013 Results

ALUMINA LIMITED

AWAC 1H 2013 results

ALUMINA LIMITED

Profit & Loss

US$m (US GAAP)

1H13

2H12

1H12

Sales revenue

1,876

1,858

1,787

Related party revenue

1,089

1,021

1,149

Total Revenue

2,965

2,879

2,936

COGS and operating expenses

(2,582)

(2,651)

(2,719)

Depreciation and Amortisation

(235)

(240)

(239)

Selling, Admin, R&D, Other

(155)

(56)

(56)

Total Expenses

(2,972)

(2,947)

(3,014)

Loss before Tax

(7)

(68)

(78)

Income Tax

(19)

63

(9)

Net Loss after Tax

(26)

(5)

(87)

EBITDA

230

175

161

Significant items

US$m (US GAAP)

1H13

2H12

1H12

Alba legal matter

(103)

(40)

(45)

Anglesea maintenance

(32)

-

-

Other

-

(12)

(15)

EBITDA improved

¡ $69m above prior corresponding period

¡ Includes significant items

Revenue increased

¡ $29m higher than prior corresponding period

¡ Higher alumina shipments due to catch up on December delayed shipments and inventory rundown

¡ Average realised alumina price marginally higher

¡ Benefit of alumina pricing conversion

– 53% SGA on API/spot pricing

¡ Smelters affected by low LME despite higher premiums

Total expenses decreased

¡ $42m lower than prior corresponding period

– Savings improved if significant items are excluded

¡ Continued productivity gains & cost control

5

AWAC performance bridge

US GAAP NLAT (US$m)

114

3

(135)

29(10)(26)

(87)

60

1H 2012

1H 2013

NLAT

NLAT

64

(7)

(135)

86

52

(81)

(5)

(26)

2H 2012 NLAT

Prior Year One-off Items(1)

Revenue

COGS, GASE & Other

Other Income & Expenses

Current Year One-off Items(2)

Tax

1H 2013 NLAT

ALUMINA LIMITED

Improved underlying performance

¡ Revenue higher than prior periods mainly due to:

– Higher 1H 2013 alumina shipments

– Alumina API/spot conversion offsetting lower LME linked prices, although smelters affected by lower LME

¡ COGS, GASE & Other lower than prior periods mainly due to:

– Cost control & productivity initiatives such as labour, energy and transport

– US dollar strengthened against other currencies through latter part of 1H 2013

(1) Reversal of: $85m Alba civil charge ($45m H1 & $40m H2), $9m long service leave adjustment (H1), $18m asset write offs ($6m H1 & $12m H2).

(2) $103m Alba legal matter and $32m Anglesea maintenance.

6

AWAC alumina realised price(1)

Average Realised Price Per Tonne (basic units)(2)

2.3

(4.1)

2.9

101.1

100.0

1H12

1H13

2.8

105.5

2.3

0.4

100.0

2H12

API /

Legacy

Mix

1H13

Spot Price

LME Price

(API:LME)(3)

ALUMINA LIMITED

Benefit from pricing conversion

¡ API/spot prices outperformed LME

– API/spot reflects industry fundamentals

¡ Approximately 53% priced on API/spot

– c.35% for 2012

¡ Favourable mix variance against legacy contracts

– LME aluminium been volatile & declined

Market prices (US$ per tonne)

1H13

2H12

1H12

Ave alumina spot(4)

333

321

316

Ave 3-month LME, 2-month lag(5)

2,010

1,971

2,149

Spot/LME%

16.6%

16.3%

14.7%

Source: (4) Platts

(5) Thomson Reuters

(1) Smelter grade alumina

(2) Chart depicts variances based off legacy contract terms

(3) API:LME refers to the proportion of smelter grade alumina sales that is split between API/spot and LME based pricing

7

AWAC cash cost of alumina production

ALUMINA LIMITED

Cost of Alumina Production Per Tonne (basic units)[1]


100.0
(0.0)
(0.2)
(0.4)
(3.6)
95.8
1H12 CAP
1H13 CAP
100.0
0.5
(0.8)
0.4
(0.9)
99.2
2H12 CAP
Energy
Caustic
Bauxite
Conversion
1H13 CAP

Continued cash cost decreases

- Reflects productivity initiatives and improved operating stability compared to 1H 2012
- Energy variances predominately displaying seasonality
- Caustic reflecting benefit of lower market prices
  - Caustic lag of 3-6 months
  - More benefits expected
- Bauxite costs impacted by the crusher move in Australia and the new mining site in Suriname
- Improvement in conversion is mainly productivity
- Favourable currency changes impacted latter part of 1H 2013, with more expected

[1] *Defined as direct materials and labour, energy, indirect materials, indirect expenses, excluding depreciation. Movements can relate to usage, unit costs or combination of both, timing of maintenance, seasonal factors, levels of production and the number of production days and refinery mix*

8

AWAC alumina production

Production (m tonnes)

7.4

7.8

7.8

7.8

7.8

7.8

7.8

2010

2011

2012

2013

1H Actual

2H Actual

Refinery Nameplate Capacity

Spain

9%

Brazil

8%

Jamaica

5%

Australia

Suriname

52%

13%

USA

13%

ALUMINA LIMITED

Guidance remains at 15.6mt for 2013

¡ Production was c.90% of nameplate capacity

– Australia and Brazil operated well above 90% of capacity

¡ 8mt shipments exceeded 7.8mt of production

– Catch up on December 2012 delayed shipments, reducing inventory levels

¡ Production split between Pacific and Atlantic regions is similar to prior corresponding period

¡ Point Comfort production higher due to improved plant stability and lower cost energy

9

AWAC capex and free cash flow

Capex (US$m)

38

76

98

347

300

21

201

156

2010

2011

2012

1H13

Sustaining

Growth

Free Cash Flow(1) (US$m)

416

298

236

2010

2011

1H13

(133)

2012

ALUMINA LIMITED

Guidance lowered to $340m for sustaining

¡ Sustaining capex predominately relates to Australia

¡ Funded out of AWAC cash flows

Guidance lowered to $40m for growth

¡ Excludes Ma’aden

¡ Growth capex predominately relates to Brazil

¡ No contributions by Alumina Limited in 1H 2013

Improvement in free cash flow

¡ Mainly due to improvement in cash from operations

¡ No working capital support by Alumina Limited

(1) Free cash flow defined as cash from operations less capital expenditure

10

Ma’aden update

ALUMINA LIMITED

4m tonnes per annum bauxite mine & 1.8m tonnes per annum alumina refinery

AWAC has 25.1% interest

Mine on track to provide bauxite in 2014

- Approximately 20% complete

Refinery on track to produce alumina in 4Q 2014

- Approximately 60% complete

Will be lowest cost refinery in portfolio

Alumina Limited equity contributions

- $12m in 1H 2013

- Further contributions c.$25m not expected until 2014

Refinery - Calciner

11

Alumina Limited 1H 2013 results

ALUMINA LIMITED

Profit and Loss

US$m (IFRS)	1H13	2H12	1H12
Equity Share of AWAC Underlying PAT	**11**	(23)	9
General & Admin Costs	**(8)**	(10)	(9)
Finance Costs	**(12)**	(16)	(14)
Other & Tax	**2**	0	1
Underlying Loss	**(7)**	(49)	(13)
Embedded Derivative, AWAC	**5**	(3)	9
Net Loss After Tax	**(2)**	(52)	(4)

Free Cash Flow[1]

US$m (IFRS)	1H13	2H12	1H12
Dividends and distributions received	**29**	25	70
Costs (Interest, corporate, other)	**(19)**	(27)	(19)
Cash from Operations	**10**	(2)	51
Payments to Investments in Associates	**(12)**	(61)	(110)
Free Cash Flow	**(2)**	(63)	(59)

Improvement in earnings

- Reflects AWAC's improved performance
- Lower general and admin costs
- Lower finance costs
- Significant items (pre-tax) affected results

IFRS US$m (40% equity)	1H13	2H12	1H12
Alba legal matter	(30)	(16)	(18)
Anglesea maintenance	(13)	-	-
Other	-	(5)	(6)

Improvement in free cash flow

- $25m fully franked dividend received from AWAC
  - Further $25m received on 1 July
- Investments relate to Ma'aden in 1H 2013

(1) *Free cash flow defined as cash from operations less net investments in associates*

12

Alumina Limited net debt & facilities

ALUMINA LIMITED

Net Debt Changes (US$m)

664 (29) (467) 19 12 (2) 197

Net Debt 31/12/12

AWAC Dividends & Distributions

Placement

AWC Corp & Finance Costs

Investments in AWAC

Exchange Rate Effect

Net Debt 30/6/13

Debt Maturity & Availability – 30/06/2013 (US$m)

300 250 200 150 100 50 0

2013 2014 2015 2016 2017

BNDES - Drawn Banks - Drawn Banks - Undrawn

(1) Calculated as (debt – cash)/(debt + equity)

Net debt lower

Net debt reduced following share placement

Gearing 6%(1) at 30 June 2013

Excludes $25m dividend received in July

Maturities & Available Facilities

Prudent maturity profile

$680m undrawn facilities available at 30 June 2013

Significant liquidity lines beyond 2014

13

Overview

ALUMINA LIMITED

1H 2013 improved AWAC underlying performance

Refinery portfolio running reliably at c.90% capacity

Conversion to alumina API/spot delivering benefits

Controllable costs well managed and more savings expected

Capex funded out of cash from operations

Outlook for AWAC

Alumina and aluminium prices are lower

Continued focus on cost reduction and productivity

Currency benefits to continue

Reduced sustaining and growth capex

Capital contributions in 2H 2013

None expected for Ma’aden

Possibly for high cost refineries under current market conditions

A$/US$

1.10

1.05

1.00

0.95

0.90

0.85

1 Jan12 1 Apr 12 1 Jul 12 1 Oct 12 1 Jan 13 1 Apr 13 1 Jul 13

US$/Real

2.40

2.20

2.00

1.80

1.60

1 Jan 12 1 Apr 12 1 Jul 12 1 Oct 12 1 Jan 13 1 Apr 13 1 Jul 13

14

Part 2:

Alumina demand and supply

ALUMINA LIMITED

Total demand for metallurgical alumina

ALUMINA LIMITED

Emerging markets & light weighting of vehicles driving long-term demand growth

China

Europe

N. America

M.East

Asia (Ex. China & M. East)

Australasia

S. America

Africa

Metallurgical Alumina Tonnes (m)

140

120

100

80

60

40

20

0

2012 2013 2014 2015 2016 2017

Growth is equivalent to approx 6m tonnes per annum

Estimated 5.7% CAGR

- China represents 8.0% CAGR

Growth is equivalent to 60-90m tonnes of bauxite by 2017 (1)

- Equivalent to 4 to 6 new mines of similar size to MRN

Chart: CRU, April 2013

(1) AWC estimate based on 2-3 tonnes of bauxite per tonne of alumina

16

Third party demand for alumina

ALUMINA LIMITED

Third party demand forecast to grow faster than total market

Global third party alumina demand growth forecasts

Tonnes ‘000

60,000

50,000

40,000

30,000

20,000

10,000

-

2012 2013 2014 2015 2016 2017

China Rest of the world

Estimated 7.5% CAGR

– China represents 9.9% CAGR

– RoW represents 4.1% CAGR

Proportion of AWAC third party sales continued to increase in 1H 2013

42%

Supplied to Alcoa smelters

Supplied to third party smelters

58%

Third party customers include those in China & Middle East

AWAC is a significant supplier of alumina to third party customers

Global Third Party Alumina Demand Chart: CRU, April 2013

17

Considerations for long-term supply

ALUMINA LIMITED

Re-starts & expansion dependent upon many challenging considerations

Current negative cash contribution for many refineries

Current utilisation rates

New capacity already in the pipeline

Long term demand

Cost of construction

Long term price to justify investment

Long term access to low cost bauxite, availability of energy and infrastructure requirements

Lead times to construct and ramp up production

$/m’ton of alumina

1ST QUARTILE

2ND QUARTILE

3RD QUARTILE

4TH QUARTILE

500

430

360

290

220

150

0 25 50 75 % capacity 100

Nalco

CVG Bauxilum**

Mytilineos Group

BHP

Hydro Aluminum

AWAC

Glencore

RTA

Noranda

Vedanta

Chalco

Ormet

Hindalco

Penna Group-Rakia

Shandong Chinping Xinfa

UC Rusal

Shandong Weiqiao

Eurasian Natural Resources Corp

Vimetco

Platts alumina index price 2

Linked rate of 14% of 3-month LME Al 1

Chart: Metallurgical Alumina Refining Output Cash Cost Curve 2Q13, HARBOR Intelligence, July 2013. *Excludes applicable VAT of 17% that Chinese alumina refiners pay on raw materials, energy and services. **CVG Bauxilum assumes production at full capacity. 1 As at 1 August 2013. Historical LME-linked long-term supply contracts can be at higher or lower linkage rates. 2 As at 1 August 2013. Equivalent to approx.17.4% of 3-month LME based on 1 August 2013 prices

18

Announced capacity expansions

ALUMINA LIMITED

Expect ex-China growth in demand of above 2m tonnes per annum[(1)]

Region	Country	Company	Refinery	2013F	2014F	2015F	2016F	Type	Comments
Asia ex China	Saudi Arabia	AWAC-Ma'aden	Ras Al Khair		1,500	300		Greenfield	Commissioning on track
	India	Hindalco	Utkal-Salampur, Orissa	1,500				Greenfield	Commissioning in progress
		Anrak	Anrak Alumina	750	750			Greenfield	Initially expected to be operational by February 2012. Commissioning expected for 2H 2013.
		Vedanta	Lanjigarh				2,035	Brownfield	The expansion is on hold due to inability to secure long term bauxite supply
		Hindalco-Adilya	Orissa			1,500		Greenfield	
		Nalco	Damanjodi				1,000	Brownfield	Approval for mining lease received from Govt of Odisha. DPR under preparation
	Vietnam	Vinacomin	Lam Dong	300	300			Greenfield	Production started this year, after various delays. Producing at 50% of 0.6mtpa capacity in 2013 amid insufficient transportation infrastructure
		Vinacomin	Nhan Co		650			Greenfield	Likely to experience delays
	Indonesia	PT Antam	Mempawah, West Kalimantan				1,200	Greenfield	The project is on feasibility study. Estimated to start commercial operation in 2016. Possible delays
		Hongqiao Group	Well Harvest Winning Alumina			1,000		Greenfield	First 1mt phase scheduled to start in 2015 . Second 1mt phase scheduled for 2017
		Bosai Group						Greenfield	2mt project canceled in June 2013
Latin America	Brazil	Hydro Aluminium	CAP					Greenfield	The 1.86mt project has been shelved by the company amid "market conditions". Commissioning year high likely to be beyond 2016

New ex-China capacity subject to long lead times & delays

Table: HARBOR Aluminum, July 2013. Numbers are thousands of tonnes

(1) Forecasts from selected industry analysts range from 2 to 4 million tonnes per annum

19

Part 3:

Bauxite

ALUMINA LIMITED

China bauxite quality profile

ALUMINA LIMITED

Forecast considerable reduction of pure-Bayer process treatable ore over next 10 years

A/S

9.00

8.00

7.00

6.00

5.00

4.00

3.00

2.00

Limit of Bayer Process in China: A/S 5

Assisted Bayer Technology

Sintering Technology

40.0%

45.0%

50.0%

55.0%

60.0%

65.0%

70.0%

75.0%

Al2 O3

Hainan Shaanxi Sichuan Shandong Hebei Chongqing Yunnan Guizhou Henan Guangxi Shanxi

Chinese bauxite typically is diasporic with higher alumina and silica content

Some Henan and Shanxi refineries started to treat bauxite with A/S ratios below 5 using Bayer process, which attains higher caustic consumption, lower recovery rate hence higher cost

Below ratio of 3.5 needs to be sintered

High ratio bauxite targeted by refractory industry (at higher prices)

Source: CM Group, August 2013 21

Price of bauxite rising within China

Increasing prices for domestic bauxite are likely to induce higher bauxite and/or alumina import volumes

China Bauxite Prices by Province

Bauxite Prices by Province (FOT), RMB/t Bx exc VAT

350

300

250

200

150

Jun-10 Dec-10 June-11 Dec-11 Jun-12 Dec-12 Jun-13

Shanxi Henan Guangxi Guizhou Chongqing

Most of China’s Bauxite Imports are from Indonesia

Imports, Min tonnes

7

6

5

4

3

2

1

0

June/10 Sep/10 Dec/10 Mar/11 Jun/11 Sep/11 Dec/11 Mar/12 Jun/12 Sep/12 Dec/12 Mar/13 Jun/13

Indonesia India Australia Other

Domestic prices have increased despite rising imports

Charts: CM Group, August 2013

22

Indonesian bauxite supply uncertainty continues

Indonesian supply is forecast to be disrupted, leading to lower export volumes and higher prices

May to Nov

2012:

Indonesian restrictions and taxes on bauxite exports

January

2014:

Proposed Indonesian raw minerals export ban to commence

2H 2014:

Uncertainty in seaborne bauxite market likely to continue

1H 2013:

Bauxite mining fast-tracked to build China stockpiles in advance of scheduled 2014 Indonesian export ban

2Q/3Q 2014:

Indonesian Parliamentary (April) and Presidential (July) elections

Potential cost push due to:

Ban or restrictions on Indonesian exports

Higher taxes

More regulation

Higher freight from more distant sources

China seeking to diversify supply

Recent Indonesian price also reflecting lower grades

Delivered costs affected by shipment sizes and current low levels of freight cost

Alternatives to Indonesia sought, but limited by infrastructure, distance & lead time for investment

23

Long-term bauxite imports into China

ALUMINA LIMITED

Import volumes forecast to grow, as depletion begins to impact domestic supply

Forecast China Bauxite Imports

million tonnes per year

100 80 60 40 20 0

2014 lower due to forecast inventory drawdown

2013 2014 2015 2016 2017 2018 2019 2020

Shandong IM Chongqing Henan Shanxi Guizhou

Major Alumina Producing Regions

Xinjiang

Inner Mongolia

Shanxi

Shandong

Henan

Chongqing

Guizhou

Yunnan

Guangxi

New importing provinces will be driven by issues relating to local bauxite allocation & quality

Chart: CM Group, August 2013 24

Part 4:

Pricing of alumina

ALUMINA LIMITED

Short term drivers on alumina market

ALUMINA LIMITED

Alumina spot price reflects fundamentals

Jan-June 2012

Chinese imports spike

China bauxite shortages, cuts alumina

High Chinese alumina prices make Aust attractive

(Apr-Aug) – Caustic soda price spike

(Jan-Mar) – LME Al jumps $300/t

June-July 2012

Atlantic surplus (smelter curtailments)

Atlantic discounted by $10/t to Australia

Brent crude falls $31/bbl (May-June)

LME Al drops nearly $500/t (March-June)

Aug-Dec 2012

Atlantic surplus evaporates

India, Guinea, Jamaica cut alumina output

Chinese buyers absorb Atlantic longs

Brent crude regains $28/bbl June-August

Sep 2012-Feb 2013

Caustic soda weakens

Jan-Feb 2013

Queensland (floods) shortages

Gove closure concerns

Mar-Apr 2013

Australia normalizes, supply worries ease

Low Chinese prices (importers resell contracted cargoes)

LME Al pressured by macroeconomic woes

May-July2013

Smelting cuts in India/Malaysia

Vedanta restarts refinery, Gove and Alunorte reduce output

Australia-China prices fall and near parity, China fall on excess production and lower caustic and energy costs

LME al price falls to 4 year low

Re-selling of contracted cargoes into RoW

Platts alumina, FOB Australia (US$/t)

360 340 320 300

1-Jan-12 1-Apr-12 1-Jul-12 1-Oct-12 1-Jan-13 1-Apr-13 1-Jul-13 1-Aug-13

Source for chart & commentary: Platts, August 2013 26

China imports of alumina

ALUMINA LIMITED

Quantity of imports reflects no current pricing arbitrage with RoW

USD/t

$140

$100

$60

$20

-$20

-$60

-$100

-$140

Jan-11 Apr-11 Jul-11 Oct-11 Feb-12 May-12 Aug-12 Dec-12 Mar-13 Jun-13

Total alumina imports Import Premium Import Inducement Value

1,500 750 0

tonnes ‘000

China and RoW acting as two distinct alumina markets interacting through imports into China

China alumina imports fell in 1H 2013 due to lower alumina production costs in China

Expect China to set alumina clearing price

Chart: CM Group, CMAAX vs Aust FOB adjusted: August 2013 27

China refinery cash cost curve by province

ALUMINA LIMITED

Shandong is global marginal producer & with 20m tonnes of capacity

Bauxite Caustic Energy Others

Guangxi Shanxi Guizhou Yunnan Henan Chongqing Shandong

Alumina Price - CMAAX excl. VAT (July-13)

US$/t

500

450

400

350

300

250

200

150

100

50

0

0% 25% 50% 75% 100%

Cumulative Production - %

3,100

2,790

2,480

2,170

1,860

1,550

1,240

930

620

310

0

RMB/t

More than 12 million tonnes of China alumina capacity idle at 2Q 2013 due to low prices

Shandong dependent on imported bauxite

Central provinces facing bauxite quality and allocation issues and could begin to import in near future

Cost of processing bauxite is increasing

Potential for additional curtailments if low pricing continues

Chart: Alumina Cash Cost, excluding VAT, CM Group, August 2013 28

Pricing of metallurgical alumina

ALUMINA LIMITED

Alumina pricing has been less volatile than LME aluminium pricing

120 110 100 90 80

1-Jan-12 1-Apr-12 1-Jul-12 1-Oct-12 1-Jan-13 1-Apr-13 1-Jul-13 1-Aug-13

Spot alumina 3 month LME aluminium

Source: Alumina, Platts Alumina (FOB Australia), LME Aluminium: Thomson Reuters 29

AWAC's metallurgical alumina pricing

ALUMINA LIMITED

AWAC's transition towards spot based pricing continues


~15%
~85%
~35%
~65%
~53%
~47%
FY11
FY12
FY13F

- AWAC forecast FY 2013 SGA revenue:
  - ~53% based on alumina spot or index pricing
  - ~47% generally based on link to 3 month LME aluminium prices
- Spot/index pricing reflects physical supply and demand dynamics and other alumina fundamentals
- AWAC's new contracts to be on a spot/index pricing basis

■ Portion of AWAC SGA shipments on alumina spot or index pricing basis

■ Portion of AWAC SGA shipments on LME/other pricing basis

Forecast ~53% of AWAC FY 2013 SGA revenue to be based on spot or index pricing basis

30

ALUMINA LIMITED

LME warehousing proposal unlikely to cause major changes

LME proposal for consultation(1): LME warehouses to cut queues of over 100 calendar days from 1 April 2014

Whilst favourable financing conditions exist (contango and low interest rates), exiting metal is likely to stay tied up in stocks outside congested LME warehouses

A significant impact on the physical market or prices is not expected

As AWAC moves more alumina sales to index pricing, LME price has less impact on AWAC

(1) Proposal made on 1 July 2013

31

ALUMINA LIMITED

Highlights & Outlook

AWC: Stronger financial position

— Costs: Reduction in corporate and interest costs

— Balance sheet: Continues to strengthen:

Share placement in February 2013

Limited capital contributions to AWAC and $54m in distributions and dividends from AWAC

AWAC: Financial performance improved despite difficult market

— Revenue: Continued successful transition to spot/index pricing

— Costs: Reduced alumina production costs through tight cost control, including productivity gains

AWAC Outlook

— Costs: Falling A$ and BRL will reduce US$ costs

— Dividends: Dividends from AWAC to AWC of at least $100m for FY 2013

32

Alumina Limited 2013

Half Year Results

John Bevan

Chief Executive Officer

Chris Thiris

Chief Financial Officer

ALUMINA LIMITED

Appendix 1

AWAC is a Global Leader in Alumina & Bauxite

ALUMINA LIMITED

AWAC: global leader in bauxite and alumina

ALUMINA LIMITED

AWAC is premier owner & operator of tier 1 bauxite mines and alumina refineries


San Cipria
Guinea
Ma'aden(1)
Kwinana
Huntly
Pinjarra
Willowdale
Wagerup
Portland
Point Henry
Point Comfort
Jamalco
Suralco
MRN
Alumar
Juruti
Bauxite Mines
Refineries
Smelters
Location

- AWAC is well positioned with long-life mines and nearly all AWAC mines are integrated with its refineries
- AWAC mined approximately 44m tonnes of bauxite in 2012
- Bauxite is globally plentiful, but of differing quality and development is becoming slower/harder
  - Government approvals
  - Capital costs and available infrastructure
  - Nationalistic policies & taxes
- Global demand and value of bauxite has been increasing

Alumina Limited is a unique pure investment in AWAC[2]

(1) Greenfield project that will begin production in the fourth quarter of 2014
(2) AWAC is a joint venture between Alumina Limited (40%) and Alcoa Inc (60%)

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ALUMINA LIMITED

AWAC refinery capacity

Currently operating at approx. 90% of nameplate capacity(1)

AWAC share of

Percentage of

Country

Refinery

Ownership

nameplate

AWAC total

capacity

nameplate

(MTPY)

capacity

Australia

Kwinana Pinjarra Wagerup

AWAC 100%

2.2

4.2

2.6

52%

Brazil

Alumar

AWAC (39%)

Rio Tinto Alcan Inc (10%) Aluminio (15%)

BHP Billiton (36%)

1.4

8%

Jamaica

Jamalco

AWAC (55%)

Alumina Production Ltd (Government of Jamaica) (45%)

0.8

5%

Spain

San Ciprian

AWAC 100%

1.5

9%

Suriname

Suralco

AWAC 100%

2.2

13%

US

Point Comfort

AWAC 100%

2.3

13%

Total

17.2

100%

World’s largest alumina producer

Low cash cost producer

Refineries in Australia, Brazil, Jamaica and Suriname are integrated with mines

Additional approx. 450,000 tonnes once Ma’aden is completed

(1) Nameplate capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production. Excludes additional creep opportunities.

36

Appendix 2

China aluminium cash costs

ALUMINA LIMITED

ALUMINA LIMITED

China aluminium cash cost curve by province

Energy costs have big impact on profitability, especially at top of cost curve

Alumina Energy Carbon Other

Shandong Xinjiang IM Ningxia Gansu Liaoning Qinghai Shaanxi Henan Sichuan Shanxi Guizhou Jiangsau Hunan Yunnan

Aluminum Price (Jun 2013, Changjiang Spot, excluding VAT)

Cost, US$/t

3200

3000

2800

2600

2400

2200

2000

1800

1600

1400

1200

1000

800

600

400

200

0

0% 25% 50% 75% 100%

Cumulative Production % of Total

Cost, RMB/t

19840

18600

17360

16120

14880

13640

12400

11160

9920

8680

7440

6200

4960

3720

2480

1240

0

Integrated producers in Shandong continue to be profitable

Xinjiang expansion continues based on low cost energy

Most lower cost smelters have captive power

Chart: Alumina Cash Cost, excluding VAT, CM Group, August 2013

38

ALUMINA LIMITED

Appendix 3

Reconciliation to Alcoa Reporting

Alcoa reported "net income attributable to non-controlling interests"

ALUMINA LIMITED

	1H13	2H12	1H12
Alcoa reported net (loss)/income attributable to non-controlling interests (US GAAP)	(8)	(17)	(12)
GAAP adjustments[1]:			
Foreign Tax Differences[2]	15	-	28
Legal Matters of Associate[3]	11	-	-
Other	(1)	(8)	4
Embedded Derivatives[4]	(5)	3	(9)
Adjusted amount	12	(22)	11
Alumina underlying (loss)/earnings (pre funding and corporate costs)[4]	12	(24)	10

(1) *The combined financial statements of the entities forming AWAC are prepared in accordance with US GAAP. Adjustments are made to convert the accounting policies under US GAAP to AAS.*

(2) *The Foreign Tax Differences includes AWC's 40% of the recognition of Brazil deferred tax credit adjustment*

(3) *The Legal Matters of Associate includes 40% of GAAP difference in the AWC's best estimate of the provision for Alba Matter.*

(4) *Underlying earnings are calculated by excluding the impact of fair value movements for embedded derivatives contained in AWAC energy contracts that are linked to the LME price of aluminium.*

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Appendix 4

Alba update

ALUMINA LIMITED

ALUMINA LIMITED

Alba Provision

Civil proceedings and government investigations commenced in 2008

Civil proceedings settled in 2012

Negotiations continuing on government investigations

Alcoa recorded a charge of US$103m in 2013 second quarter, based on its cash offer to settle the US DoJ investigation

Alumina Limited recorded a charge of US$30m by equity accounting in1H 2013 to reflect share of potential DoJ costs

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